Exhibit 99.1

Vitru Announces New Independent Member of its Board of Directors

Florianópolis, Brazil, October 12, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that Ms. Aline Sun has been appointed as an independent director of Vitru. Ms. Sun has over 25 years of experience in capital markets, including being the founder and chief executive officer of Guide Investimentos from 2013 to 2020. She was also a consultant at Pacífico Asset Management from 2011 to 2013, a superintendent in the asset management team at Itaú Unibanco from 2009 to 2011 and at Unibanco from 2004 to 2009, a senior product manager at Bank Boston from 2000 to 2004, a senior trader at Banco BBM in Rio de Janeiro and at BBM Securities in New York from 1996 to 1999, and a trader at Banco Icatu S.A. from 1993 to 1996. She has a bachelor’s degree in business administration from the Pontifícia Universidade Católica de São Paulo, a MBA in finance from the Universidade de São Paulo and a master’s degree in governance from Gonew.co.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students. Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/